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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                            FINANCIAL BANCORP, INC.
                               (Name of Issuer)

                                 -------------

                    Common Stock, $.01 Par Value Per Share
                        (Title of Class of Securities)

                                 -------------

                                  31738T 10
                                (CUSIP Number)

                                 -------------

                               Alan Schick, Esq.
                             John J. Gorman, Esq.
                   Luse Lehman Gorman Pomerenk & Schick
                          A Professional Corporation
                             5335 Wisconsin Avenue
                                   Suite 400
                            Washington, D.C. 20015
                                (202) 274-2000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 -------------

                                 July 12, 1996
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement: [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                 SCHEDULE 13D


CUSIP No. 129904 10 8

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1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   BFS Bankorp, Inc.
   IRS Employer Identification No. 13-3475050
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)[ ]

(b)[ ]
        Not applicable
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3  SEC USE ONLY
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4  SOURCE OF FUNDS
     WC
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM
   2(d) OR 2(e)
   [ ]
      Not applicable
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6  CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware
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7  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
VOTING
   POWER
     115,000
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8  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SHARED
   VOTING POWER

     1,500
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9  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
   DISPOSITIVE POWER

     115,000
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10 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
SHARED
   DISPOSITIVE POWER

     1,500
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   116,500
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   6.3
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14 TYPE OF REPORTING PERSON
   0O
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Item 1.  Security and Issuer.

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, $.01 par value per share ("Common Stock"), of Financial Bancorp, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 42-25 Queens Boulevard, Long Island City, N.Y. 11104. Based upon the Issuer's Form 10-Q for the quarter ended March 31, 1996, the Issuer has outstanding 1,838,365 shares of Common Stock.


Item 2.  Identity and Background.

     (a)-(c) This Schedule is filed on behalf of BFS Bankorp Inc. (the "Company"). The Company's principal business is to be the holding company for Bankers Federal Savings FSB, a federally-chartered savings bank offering a variety of loan and deposit products to the communities it serves in the New York City boroughs of Manhattan, Queens and Brooklyn. The address of the Company's principal executive office is 110 William Street, 29th Floor, New York, N.Y. 10038.

     Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each executive officer and director of the Company ("Insiders"):

      Name                    Principal Occupation or Employment and Address

Eldon C. Hanes, Chairman      Special Assistant to Chairman
                               Syska and Hennessey
                              11 West 42nd Street
                              New York, N.Y. 10036

James A. Randall              President, Chief Executive Officer and
Director
                              BFS Bankorp Inc.
                              Bankers Federal Savings FSB
                              110 William Street, 29th Floor
                              New York, N.Y.  10038

Fredric H. Gould, Director    Partner, Gould Investors LP
                              60 Cutter Mill Road, Suite 303
                              Great Neck, N.Y. 11021

Raymond A. Lein, Director     (Retired Past President)
                              159 Norwood Avenue
                              Malverne, N.Y. 11565

Jane Maas, Director           Earle Palmer Brown
                              345 Hudson Street, 13th Floor
                              New York, N.Y. 10014

Gerard A. Perri               Director, Senior Vice President and
                               Chief Financial Officer
                              Bankers Federal Savings FSB
                              110 William Street, 29th Floor
                              New York, N.Y. 10038

Todd M. Poland, Director      Partner, McCarter & English, Attys.
                              4 Gateway Center
                              100 Mulberry Street
                              Newark, N.J. 07102-4096
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Israel Rosenzweig             Director, Executive Vice President
                                 and Chief Lending Officer
                              Bankers Federal Savings FSB
                              110 William Street, 29th Floor
                              New York, N.Y. 10038

Edward Powers                 Senior Vice President
                              BFS Bankorp Inc.
                              110 William Street, 29th Floor
                              New York, N.Y. 10038

(d) During the past five years, neither the Company nor the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     The Company has financed its purchases of Common Stock from its working capital consisting of available cash and investments.

Item 4.  Purpose of Transaction

     The Company's investment in Issuer's Common Stock is for investment purposes only. Currently, the Company has no plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In the future, however, the Company reserves the right to review its investment objectives in Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer

     (a) As of July 12, 1996, the Company directly and beneficially owned 115,000 shares of the Issuer's Common Stock, which represented 6.3% of the issued and outstanding shares of Common Stock on such date. The Company disclaims beneficial ownership of 1,500 shares of Common Stock owned directly and indirectly by Fredric H. Gould, a director of the Company. Except as set forth above, the Company is not aware of any individuals named at Item 2(a)-(c) above who owns any Common Stock.

     (b) The Company has the sole power to vote and the sole power to dispose of the 115,000 shares of Common Stock owned by it. As to the 1,500 shares referenced in (a) above, the Company is stating that it has shared voting and dispositive power over such shares due to its relationship with its director.

     (c) Set forth at Schedule I are the Company's transactions in the Issuer's Common Stock within the past 60 days.

     (d) No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.
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     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits

     None.
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                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

BFS BANKORP, INC.


                                       By:/s/ Gerard A. Perri
                                          --------------------------
Gerard A.  Perri
Senior Vice President and
                                              Chief Financial Officer


Date:  July 19, 1996


PAGE
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                            SCHEDULE I

Schedule of Stock Purchases by BFS Bankorp Inc. of Financial Bancorp,
Inc.
                    Within the Past Sixty Days


Stock Purchases by BFS Bankorp Inc.


                                    Number of                  Dollar
      Trade Date  Settlement Date    Shares      Price         Amount


        7/01/96      7/05/96         80,000     # 12.625     $1,010,000


        7/12/96      7/17/96         20,000     $ 12.500     #  250,000


        7/15/96      7/18/96          5,000     $ 12.750     $   63,750


        7/16/96      7/19/96         10,000     $ 12.625     $  126,250

                                    115,000     $ 12.609     $1,450,000

Shares Purchased by BFS Bankorp Inc. Director
  Within the Past Sixty Days

                     6/12/96            500     $ 13.350     $    6,675


All shares of Issuer Common Stock were purchased through brokerage transactions conducted on the open market.